                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D
                                 (RULE 13d-101)


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO. 4)

                       AMERICAN INDUSTRIAL PROPERTIES REIT
                                (Name of Issuer)

            SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                                    026791103
                                 (CUSIP Number)

                                T. PATRICK DUNCAN
                            USAA REAL ESTATE COMPANY
                            9830 COLONNADE BOULEVARD
                                    SUITE 600
                          SAN ANTONIO, TEXAS 78230-2239
                                 (210) 498-7541
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 3, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)


                              (Page 1 of 17 Pages)

CUSIP NO.  026791103                 13D                      PAGE 2 OF 17 PAGES

================================================================================
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    United Services Automobile Association
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,680,086 Shares of Beneficial Interest (See Item 5)
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,680,086 Shares of Beneficial Interest (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,680,086 Shares of Beneficial Interest (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.6% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
================================================================================

CUSIP NO.  026791103                 13D                      PAGE 3 OF 17 PAGES

================================================================================
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    USAA Capital Corporation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,680,086 Shares of Beneficial Interest (See Item 5)
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,680,086 Shares of Beneficial Interest (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,680,086 Shares of Beneficial Interest (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.6% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
================================================================================

CUSIP NO.  026791103                 13D                      PAGE 4 OF 17 PAGES

================================================================================
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    USAA Real Estate Company
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,680,086 Shares of Beneficial Interest (See Item 5)
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,680,086 Shares of Beneficial Interest (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,680,086 Shares of Beneficial Interest (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.6% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
================================================================================

         This Amendment No. 4 supplements and amends the Statement on Schedule 13D filed on December 20, 1996 (as amended, the "Schedule 13D") by United Services Automobile Association, USAA Capital Corporation, and USAA Real Estate Company (the "Reporting Parties"). Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND.

         The second sentence of the third paragraph of Item 2 is hereby amended by deleting it in its entirety and substituting the following therefor:

                  The address of the principal business and the principal office of Realco is 9830 Colonnade Boulevard, Suite 600, San Antonio, Texas 78230-2239.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

                  Giving effect to the Distributions and the other transactions disclosed herein, Realco owns directly 1,680,086 Shares (including 6,000 Shares issuable to Realco upon exercise of Options (as defined below)), constituting 12.6% of the total number of Shares. By reason of the relationships described in Item 2 above, USAA, USAA-CC, and Realco may be deemed to have shared voting and dispositive power with respect to the 1,680,086 Shares owned directly by Realco.

                  All Share numbers in the immediately preceding paragraph reflect a one-for-five reverse stock split effected by the Company on October 15, 1997 (the "Reverse Stock Split"). All percentages in the immediately preceding paragraph are based on 13,312,201 Shares (reflecting the Reverse Stock Split) outstanding consisting of: (i) 11,098,577 Shares outstanding as of May 13, 1998 (as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998), (ii) 6,000 Shares issuable upon exercise of Options, and (iii) 2,207,624 Shares issued to Developers Diversified Realty Corporation ("DDRC") effective as of July 30, 1998 pursuant to the Share Purchase Agreement (as defined below) and related transactions (as reported in the Company's Current Report on Form 8-K, dated July 30, 1998 (the "July 1998 Current Report")).

                  Appendix B hereto, which is incorporated herein by this reference, sets forth certain information with respect to Shares owned beneficially by the persons identified on Appendix A.

                  Except as disclosed herein, none of the Reporting Parties and, to the knowledge of the Reporting Parties, none of the persons identified on Appendix A as directors and executive officers of the Reporting Parties, have effected any transactions in Shares since June 7, 1998. Certain of such persons may purchase Shares in the future for their own account and not pursuant to any agreement, arrangement, or understanding with the

         Reporting Parties with respect to the voting or disposition of any such Shares. The Reporting Parties disavow the existence of a "group" with any of such persons.

                  As a result of the Voting Agreement (as defined below), Realco and DDRC may be deemed to constitute a "group," and, accordingly, each of them may be deemed to beneficially own all of the Shares beneficially owned by either of them. The Reporting Parties disclaim beneficial ownership of any Shares beneficially owned by DDRC. Reference is made to such reports on Schedule 13D as have been or may be filed with the Securities and Exchange Commission by DDRC for information regarding its beneficial ownership of Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by deleting the third to last paragraph thereof and substituting the following therefor:

                  Each of Messrs. Duncan and Kelley have been granted options to purchase Shares ("Options") in connection with their services as members of the Board of Trust Managers of the Company (the "Board"). Pursuant to internal policies of Realco, following such grants each of Messrs. Duncan and Kelley transferred to Realco the Options granted to him. Such Options presently entitle Realco to purchase 6,000 Shares. A form of the option agreement governing such Options is attached hereto as Exhibit 10.13.

         Item 6 is hereby further amended to add the following at the end thereof:

         Pursuant to a letter agreement between Realco and DDRC, dated July 30, 1998 and effective August 3, 1998 (the "Voting Agreement"), Realco, among other things, (i) agreed to vote all Shares owned by it (A) in favor of approval of the Share Purchase Agreement, dated July 30, 1998, between the Company and DDRC (the "Share Purchase Agreement"), the Merger Agreement, dated July 30, 1998, among the Company, DDRC, and an affiliate of DDRC (the "Merger Agreement"), and the transactions contemplated by such agreements, and (B) for the election of representatives of DDRC to the Board (it being provided in the Share Purchase Agreement that (i) so long as DDRC owns a number of Shares equal to or greater than 75% of the Shares purchased by DDRC pursuant to the Share Purchase Agreement ("Purchased Shares"), DDRC will be entitled to nominate three members to the Board, including the Chairman, (ii) so long as DDRC owns a number of Shares less than 75% but equal to or greater than 50% of the Purchased Shares, DDRC will be entitled to nominate two members to the Board, including the Chairman, and (iii) so long as DDRC owns a number of Shares less than 50% but equal to or greater than 25% of the Purchased Shares, DDRC will be entitled to nominate one member to the Board) and (ii) agreed to certain restrictions on transfer with respect to Shares owned by it during the period commencing on August 3, 1998 and concluding on the earliest of (A) the date on which the Purchase Agreement and the Merger Agreement are terminated, (B) the Second Closing Date (as defined in the Purchase Agreement), and (C) March 27, 1999. In addition, DDRC agreed pursuant to the Share Purchase

         Agreement to vote all Shares owned by it in favor of the nominees of Realco for so long as the right of Realco to nominate members of the Board continues. The foregoing discussion is not intended to be complete and is qualified in its entirety by reference to the Voting Agreement and Share Purchase Agreement, copies of which are attached hereto as Exhibits 10.14 and 10.15, respectively.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date:    August 6, 1998                 UNITED SERVICES AUTOMOBILE
                                        ASSOCIATION



                                  By:   /s/ Michael D. Wagner
                                        ------------------------------
                                  Name:     Michael D. Wagner
                                  Title:    Vice President

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date:    August 6, 1998                 USAA CAPITAL CORPORATION



                                  By:   /s/ Michael D. Wagner
                                        ------------------------------
                                  Name:     Michael D. Wagner
                                  Title:    Vice President

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date:    August 6, 1998                 USAA REAL ESTATE COMPANY



                                  By:   /s/ Randal R. Seewald
                                        -------------------------------
                                  Name:     Randal R. Seewald
                                  Title:    Vice President

         Appendix A is hereby amended by deleting it in its entirety and substituting the following therefor:

                                                                    APPENDIX A

         CERTAIN INFORMATION REGARDING DIRECTORS AND EXECUTIVE OFFICERS
                          OF USAA, USAA-CC, AND REALCO

USAA and certain of its direct and indirect subsidiaries are listed below with numerical designations for purposes of providing certain information regarding directors and executive officers of USAA, USAA-CC, Realco, USAA-I, USAA-II, USAA-III, and USAA-IV: (1) USAA; (2) USAA Casualty Insurance Company; (3) USAA General Indemnity Company; (4) USAA Property & Casualty Agency, Inc.; (5) USAA Insurance Agency, Inc.; (6) USAA Limited; (7) USAA Life Insurance Company; (8) USAA Life General Agency, Inc.; (9) USAA Alliance Services, Inc.; (10) USAA Capital Corporation; (11) USAA Funding Company; (12) USAA Property Holdings, Inc.; (13) HTO, Inc.; (14) USAA Insurance Agency, Inc.; (15) Hausman Road Water Supply Corporation; (16) USAA Capital Development, Inc.; (17) Institutional Realty Investors, Inc.; (18) La Cantera Development Company; (19) Fiesta Texas Showpark, Inc.; (20) La Cantera Hospitality, Inc.; (21) USAA Federal Savings Bank; (22) USAA Insurance Agency, Inc. (New Mexico); (23) USAA Insurance Agency, Inc. (Alabama); (24) USAA Relocation Services, Inc.; (25) USAA Investment Corporation; (26) USAA Investment Management Company; (27) USAA Transfer Agency Company; (28) USAA Traco Service GmbH; (29) USAA Investment Trust; (30) USAA Mutual Fund, Inc.; (31) USAA Tax Exempt Fund, Inc.; (32) USAA State Tax- Free Trust; (33) USAA Educational Foundation (The); (34) USAA Political Action Committee; (35) USAA Employee Benefit Association; (36) USAA Real Estate Company; (37) USAA Real Estate Equities, Inc.; (38) Alhambra Gables One, Inc.;
(39) L.A. Wilshire One, Inc.; (40) La Paz, Inc.; (41) Las Colinas Management Company; (42) Quorum Real Estate Services Corporation; (43) USAA Equity Advisors, Inc.; (44) USAA Health Services, Inc.; (45) USAA Investors I, Inc.;
(46) USAA Investors II, Inc.; (47) USAA Properties Fund, Inc.; (48) USAA Properties II, Inc.; (49) USAA Properties III, Inc.; (50) USAA Properties IV, Inc.; (51) USAA Real Estate-Midwest, Inc.; (52) USAA Real Estate Development Company; (53) USAA Real Estate Management Company; (54) USAA County Mutual Insurance Company; (55) USAA Financial Administration Company; (56) USAA Financial Planning Network, Inc.; (57) Capital Financial Resources Company; (58) USAA Financial Services Corporation; (59) USAA Savings Bank; (60) USAA
Corporate Attorney in Fact, Inc.; (61) USAA Information Technology Company; (62) USAA Merchandise Services Company; (63) USAA Life Insurance Company of New
York; (64) USAA Insurance Agency, Inc. (Wyoming); and (65) USAA General Agency, Inc. (collectively, the Subsidiaries). USAA and subsidiaries (2-35, 54-65) have a business address of USAA Building, 9800 Fredericksburg, San Antonio, Texas 78288. Subsidiaries (36-53) have a business address of 9830 Colonnade Boulevard, Suite 600, San Antonio, Texas 78230-2239. Except as described in Item 2, the principal businesses of the entities listed above are insurance underwriting and related investment activity. Set forth below are the names, the residences or business addresses, and the present principal occupation or employment of the directors and executive officers of the Reporting Parties.

1.       UNITED SERVICES AUTOMOBILE ASSOCIATION

Name and Position                       Business Address                       Present Occupation
-----------------                       ----------------                       ------------------
ROBERT T. HERRES,                       USAA Building                          Serves as Chairman/President/CEO/COO/
Chairman/President/CEO/COO              San Antonio, Texas 78288               Attorney-in-Fact of USAA and Director of
Attorney-in-Fact and Director                                                  Subsidiaries (2, 3, 6, 9, 10, 11, 14, 33 and 54)
                                                                               and as Chairman of Board of Subsidiaries (9, 10,
                                                                               11, 14, 33, 54, 60, 61 and 62); and as Chairman of
                                                                               the Board and CEO of Subsidiaries (2 and 3); and as
                                                                               Managing Director of Subsidiary (6)

JOHN D. BUCKELEW, Director              USAA Building                          Serves as Director of USAA.
                                        San Antonio, Texas 78288

DANIEL W. CHRISTMAN, Director           USAA Building                          Serves as Director of USAA.
                                        San Antonio, Texas 78288

DANIEL L. COOPER, Director              USAA Building                          Serves as Director and 1st Vice Chairman
                                        San Antonio, Texas 78288               of the Board of USAA.

STEPHEN B. CROKER, Director             USAA Building                          Serves as Director of USAA.
                                        San Antonio, Texas 78288

LESLIE G. DENEND, Director              USAA Building                          Serves as Director of USAA.
                                        San Antonio, Texas 78288

FRED A. GORDEN, Director                USAA Building                          Serves as Director of USAA.
                                        San Antonio, Texas 78288

MARCELITE J. HARRIS, Director           USAA Building                          Serves as Director of USAA.
                                        San Antonio, Texas 78288

WILLIAM J. HYBL, Director               USAA Building                          Serves as Director of USAA and Subsidiary
                                        San Antonio, Texas 78288               (10).

RICHARD D. MILLIGAN, Director           USAA Building                          Serves as Director of USAA and Subsidiary
                                        San Antonio, Texas 78288               (10).

JOHN H. MOELLERING, Director            USAA Building                          Serves as Director of USAA.
                                        San Antonio, Texas 78288

MYRNA H. WILLIAMSON, Director           USAA Building                          Serves as Director of USAA.
                                        San Antonio, Texas 78288

THOMAS P. CARNEY, Director              USAA Building                          Serves as Director of USAA.
                                        San Antonio, Texas 78288

DENTON L. PEOPLES, Director             USAA Building                          Serves as Director of USAA.
                                        San Antonio, Texas 78288

WILSON C. COONEY, Deputy Attorney-      USAA Building                          Serves as Director of Subsidiaries (2-6, 9, 10, 14,
In-Fact and Deputy CEO                  San Antonio, Texas 78288               17, 33, 34, 35, 54, 60 and 61); and as Vice Chair
                                                                               of Board and President of Subsidiaries (2 and 3);
                                                                               and as Chairman of Board of Subsidiaries (4 & 5);
                                                                               Vice Chair and CEO of Subsidiary (54); and as Vice
                                                                               Chairman of Subsidiary (60 and 61).

ROBERT G. DAVIS, Deputy CEO of          USAA Building                          Serves as Director, Vice Chairman, CEO
Capital Management                      San Antonio, Texas 78288               and President of USAA Capital Corporation and as
                                                                               Deputy CEO of (1); and as Director of 36 Subsidiaries
                                                                               (2, 3, 7, 9, 11-21, 25-36, 54 and 61); and as
                                                                               Chairman of the Board of Subsidiaries (7, 18-21, 25-
                                                                               37, 54 and 56); and as Vice Chairman of the Board of
                                                                               Subsidiaries (11, 12, 33 and 35); and as CEO/
                                                                               President of Subsidiaries (11 and 56); and as Vice
                                                                               President of Subsidiary (54); and as Vice President/
                                                                               Treasurer of Subsidiary (35).

HENRY VICCELLIO, JR., President         USAA Building                          Serves as President of USAA and Subsidiaries 2, 3,
                                        San Antonio, Texas 78288               54 and 60; Deputy CEO of P & C Operations, Alliance
                                                                               Services and Corporate Support; a Director of
                                                                               Subsidiaries (2, 3 and 61); and CEO of Subsidiary 60

MICHAEL J.C. ROTH, Vice Chair, CEO,     USAA Building                          Serves as Director, Vice Chair, CEO, and
President and Director                  San Antonio, Texas 78288               President of Subsidiaries (25-28) and as
                                                                               Director of Subsidiaries (7, 35 and 56)
                                                                               and as Director, Vice Chair and President
                                                                               of Subsidiary (29).

JOSUE ROBLES, JR., Sr. Vice President-  USAA Building                          Serves as Sr. Vice President-CFO and
CFO/Treasurer                           San Antonio, Texas 78288               Treasurer of USAA and as Director of
                                                                               Subsidiaries (2, 3, 6, 7, 9-12, 13,
                                                                               14, 15, 16, 17, 27, 33, 34, 35, 54
                                                                               and 56); and as Vice President-Treasurer of
                                                                               Subsidiaries (2, 3, 9, 13, 14, 33, 54, 56); and as
                                                                               Sr. Vice President-Controller of Subsidiaries (10-
                                                                               12); and as Chair of Board and President of
                                                                               Subsidiary (35);and as Treasurer of Subsidiaries (12,
                                                                               33 and 34), and Chairman of (12, 13); and as
                                                                               Chairman, President and CEO of Subsidiary (16); and
                                                                               as Chairman, President, CEO, and Controller/Treasurer
                                                                               of Subsidiary (17); and as CEO of Subsidiary (12);
                                                                               and President and Chairman of Subsidiary (15).

EDWIN L. ROSANE, Vice Chair of          USAA Building                          Serves as Vice Chair, CEO, President of
Board, CEO, President and Director      San Antonio, Texas 78288               Subsidiary (7) and as Director of Subsidiaries
                                                                               (7, 8, 11, 14, 22, 34, 35, 56, 63 and 64); as
                                                                               Chairman of the Board and President of Subsidiary
                                                                               (8); and as Chairman, President and CEO of
                                                                               Subsidiary (63); and as Chairman of Subsidiary (14
                                                                               and 22); and as Chairman and President of Subsidiary
                                                                               (64).

2.       USAA CAPITAL CORPORATION

Name and Position                       Business Address                       Present Occupation
-----------------                       ----------------                       ------------------
ROBERT G. DAVIS, Director, Vice         USAA Building                          Serves as Director, Vice Chairman, CEO
Chairman, CEO/President                 San Antonio, Texas 78288               and President of USAA Capital Corporation and as
                                                                               Deputy CEO of (1); and as Director of 36 Subsidiaries
                                                                               (2, 3, 7, 9, 11-21, 25-36, 54 and 61); and as
                                                                               Chairman of the Board of Subsidiaries (7, 18-21, 25-
                                                                               37, 54 and 56); and as Vice Chairman of the Board of
                                                                               Subsidiaries (11, 12, 33 and 35); and as CEO/
                                                                               President of Subsidiaries (11 and 56); and as Vice
                                                                               President of Subsidiary (54); and as Vice President/
                                                                               Treasurer of Subsidiary (35).

LESLIE G. DENEND, Director              USAA Building                          Serves as Director of USAA Capital
                                        San Antonio, Texas 78288               Corporation and Subsidiary (1).

MARCELITE J. HARRIS, Director           USAA Building                          Serves as Director of USAA Capital
                                        San Antonio, Texas 78288               Corporation and Subsidiary (1).

ROBERT T. HERRES,                       USAA Building                          Serves as Director of USAA Capital
Director, Chairman                      San Antonio, Texas 78288               Corporation and Subsidiaries (1-3, 6, 9, 10, 11,
                                                                               14, 33 and 54); and as Chairman of the Board of
                                                                               Subsidiaries (9, 10, 11, 14, 33 and 54); and as
                                                                               Chairman of the Board and CEO of Subsidiaries (2
                                                                               and 3); and as Managing Director of Subsidiary (6);
                                                                               and as Chairman/President/CEO/COO/Attorney-in-Fact
                                                                               of USAA.

BRADFORD W. RICH, Director, Senior      USAA Building                          Serves as Director of USAA Capital Corporation
Vice President and Secretary            San Antonio, Texas 78288               and Subsidiaries (2, 3, 6, 7, 9, 12, 14, 16, 17,
                                                                               25, 27, 28, 33, 34, 35, 54, 56, 60, 61 and 62); and
                                                                               as Chairman of the Board of Directors of Subsidiary
                                                                               (34); and as Senior Vice President of USAA Capital
                                                                               Corporation and Subsidiaries (1, 11, 12, 16 and 17);
                                                                               and as Vice President of Subsidiaries (2, 3, 7, 14,
                                                                               33, 54, 56, 60 and 61); and as Treasurer of
                                                                               Subsidiary (15); and as Secretary of USAA Capital
                                                                               Corporation and Subsidiaries (1, 2, 3, 7, 11, 12, 14,
                                                                               and 15-17, 33, 54, and 56).

JOSUE ROBLES, Director, Senior Vice     USAA Building                          Serves as Sr. Vice President-CFO and
President and Controller                San Antonio, Texas 78288               Treasurer of USAA and as Director of
                                                                               Subsidiaries (2, 3, 6, 7, 9-12, 13,
                                                                               14, 15, 16, 17, 27, 33, 34, 35, 54 and
                                                                               56); and as Vice President-Treasurer
                                                                               of Subsidiaries (2, 3, 9, 13, 14,
                                                                               33, 54, 56); and as Sr. Vice President-Controller
                                                                               of Subsidiaries (10-12); and as Chair of
                                                                               Board and President of Subsidiary (35);
                                                                               and as Treasurer of Subsidiaries (12, 33 and
                                                                               34), and Chairman of (12, 13); and as
                                                                               Chairman, President and CEO of Subsidiary
                                                                               (16); and as Chairman, President, CEO,
                                                                               and Controller/Treasurer of Subsidiary
                                                                               (17); and as CEO of Subsidiary (12); and President
                                                                               and Chairman of Subsidiary (15).


WILSON C. COONEY, Director              USAA Building                          Serves as Director of Subsidiaries (2-6, 9, 10, 14,
                                        San Antonio, Texas 78288               17, 33, 34, 35, 54, 60 and 61); and as Vice Chair
                                                                               of Board and President of Subsidiaries (2 and 3);
                                                                               and as Chairman of Board of Subsidiaries (4 & 5);
                                                                               Vice Chair and CEO of Subsidiary (54); and as Vice
                                                                               Chairman of Subsidiary (60 and 61).


3.       USAA REAL ESTATE COMPANY

Name and Position                       Business Address                       Present Occupation
-----------------                       ----------------                       ------------------
STEPHANIE A. COLEMAN, Director          613 N. W. Loop 410, Suite 140          Managing Partner of Staffing Solutions
                                        San Antonio, Texas 78216

LUIS DE LA GARZA, Director              1020 N.E. Loop 410, Suite 700          Vice President-Corporate Relations
                                        San Antonio, Texas 78209               PG&E Gas Transmission

BRIG. GEN. KENNETH R. FLEENOR,          13735 Corinth                          Retired from Military
Director                                Universal City, Texas  78148

EDWARD B. KELLEY, President,              9830 Colonnade Boulevard              Serves as President, CEO, Vice Chairman and
CEO Vice Chairman and Director            Suite 600                             Director of the Board of USAA Real Estate
                                          San Antonio, Texas 78230-2239         Company and Subsidiary (18); and as Director of
                                                                                Subsidiaries (13, 15, 19, 20 and 37-53); and as
                                                                                Vice Chairman of the Board of Subsidiaries (15);
                                                                                and as CEO of Subsidiaries (20, 37-43, and 45-53);
                                                                                and as President of Subsidiaries (20, 37-42, and
                                                                                44-53); and as Chairman of the Board of
                                                                                Subsidiaries (37-43, 45-53).

T. PATRICK DUNCAN, Senior Vice            9830 Colonnade Boulevard              Serves as Senior Vice President of USAA Real
President and Director                    Suite 600                             Estate Company and Subsidiaries (37-53) and
                                          San Antonio, Texas 78230-2239         as Director of USAA Real Estate Company and
                                                                                Subsidiaries (37-53); and as Vice Chair of
                                                                                Subsidiaries (38-43, 45-53).

RANDAL R. SEEWALD, Vice President and     9830 Colonnade Boulevard              Serves as Vice President of USAA Real Estate
Secretary                                 Suite 600                             Company and Subsidiaries (18-20 and 37-53)
                                          San Antonio, Texas 78230-2239         and as Director of Subsidiaries (38-53) and as
                                                                                Treasurer of Subsidiaries (18-20), and as
                                                                                Secretary of USAA Real Estate Company and
                                                                                Subsidiaries (18-20, 37-53).

DAVID M. HOLMES, Vice President and       9830 Colonnade Boulevard              Serves as Vice President of USAA Real Estate
Treasurer                                 Suite 600                             Company and Subsidiaries (37-53) and as
                                          San Antonio, Texas 78230-2239         Director of Subsidiary (42) and as Treasurer of
                                                                                USAA Real Estate Company and Subsidiaries (37-53).

S. WAYNE PEACOCK, Vice President          9830 Colonnade Boulevard              Serves as Vice President of USAA Real Estate
                                          Suite 600                             Company and Subsidiaries (37-39, 42, 43 and
                                          San Antonio, Texas 78230-2239         47-53) and Director of Subsidiary (42).

RANDELL E. CARR, JR., Asst. Vice          9830 Colonnade Boulevard              Serves as Assistant Vice President of USAA
President                                 Suite 600                             Real Estate Company.
                                          San Antonio, Texas 78230-2239

MAJ. GEN. CHRIS O. DIVICH, Director       9311 San Pedro, Suite 600             Serves as Senior Vice President of Southwest
                                          San Antonio, Texas 78216              Business Corporation.

PATRICIA R. MARTIN, Asst. Vice President  9830 Colonnade Boulevard              Serves as Assistant Vice President and
and Controller                            Suite 600                             Controller of USAA Real Estate Company and
                                          San Antonio, Texas 78230-2239         Subsidiaries (37-53).

SUSAN T. WALLACE, Vice President          9830 Colonnade Boulevard              Serves as Vice President of USAA Real Estate
                                          Suite 600                             Company and Subsidiaries (38, 39, 41, 43 and
                                          San Antonio, Texas 78230-2239         45-51).

STANLEY R. ALTERMAN, Asst. Vice           9830 Colonnade Boulevard              Serves as Assistant Vice President of USAA
President                                 Suite 600                             Real Estate Company and Subsidiaries (37-
                                          San Antonio, Texas 78230-2239         39, 41, 42, 45-53); and as Director of Subsidiary
                                                                                (42).

GARY M. DRIGGERS, Asst. Vice President    9830 Colonnade Boulevard              Serves as Assistant Vice President of USAA
                                          Suite 600                             Real Estate Company and Subsidiary (37).
                                          San Antonio, Texas 78230-2239

THOMAS M. BOTHEN, Asst. Vice President    9830 Colonnade Boulevard              Serves as Assistant Vice President of USAA
                                          Suite 600                             Real Estate Company and Subsidiaries (37, 47
                                          San Antonio, Texas 78230-2239         and 51).

Appendix B is hereby amended by deleting it in its entirety and substituting the following therefor:

                                                                    APPENDIX B

                             BENEFICIAL OWNERSHIP BY
                        DIRECTORS AND EXECUTIVE OFFICERS
                          OF USAA, USAA-CC, AND REALCO

         Except as indicated below, to the knowledge of the Reporting Parties, none of the persons identified on Appendix A beneficially own any Shares as of August 6, 1998. To the knowledge of the Reporting Parties, all Shares are beneficially owned directly by the person indicated in the table, and such person has sole voting and dispositive power with respect to such Shares.


                                        Amount of
Director/Executive Officer        Beneficial Ownership       Percent of Class
--------------------------        --------------------       ----------------
T. Patrick Duncan                          600                       *
Edward B. Kelly                           1,000                      *
S. Wayne  Peacock                         2,000                      *
David M. Holmes                           1,750                      *
Thomas C. Bothen                            150                      *

---------------
*Less than 1.0%

Each of the directors and executive officers of USAA may be deemed to share beneficial ownership of Shares beneficially owned by USAA, each of the directors and executive officers of USAA-CC may be deemed to share beneficial ownership of Shares beneficially owned by USAA-CC, and each of the directors and executive officers of Realco may be deemed to share beneficial ownership of Shares beneficially owned by Realco. Each of the individuals listed above disclaims beneficial ownership of such Shares, and the number of Shares shown above to be owned beneficially by each individual excludes such Shares.

                                  EXHIBIT INDEX


EXHIBIT
  NO.          DESCRIPTION
-------        -----------
 10.14         Voting Agreement

 10.15         Share Purchase Agreement (incorporated by reference to Exhibit
               10.1 to the July 1998 Current Report)